

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 3, 2009

Mr. John Fallini
Chief Financial Officer
Altair Nanotechnologies Inc.
204 Edison Way
Reno, NV 89502

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **Schedule 14A filed on April 16, 2009**
> **File No. 1-12497**

Dear Mr. Fallini:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief